Exhibit 99.1 Corporate Communications

CNH Industrial announces voting results of Extraordinary General Meeting

London, November 29, 2018

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announced today that the Extraordinary General Meeting of shareholders (“EGM”) held today in Amsterdam, the Netherlands, elected Hubertus M. Mühlhäuser and Suzanne Heywood as executive directors of the Company.

Details of the resolutions submitted to the EGM and approved today are available on the Company’s website (www.cnhindustrial.com).

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Media contact:

CNH Industrial Corporate Communications

Tel: +44 (0)20 776 0346

Email: mediarelations@cnhind.com

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom